Exhibit 99.1
Regulatory release

Three and six month periods ended June 30, 2024
Unaudited Condensed Interim Financial Report
On August 1, 2024, Shell plc released the Unaudited Condensed Interim Financial Report for the three and six month periods ended June 30, 2024, of Shell plc and its subsidiaries (collectively, “Shell”).

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